

Mail Stop 3030

July 6, 2018

Via E-mail
Juan Jose Chacon Quiros
Chief Executive Officer
Establishment Labs Holdings Inc.
Building B15 and 25
Coyol Free Zone
Alajuela, Costa Rica

> **Re:** **Establishment Labs Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2018**
> **File No. 333-225791**

Dear Mr. Chacon Quiros:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Third-Party Retrospective Data, page 4

1. Expand your response to prior comment 4 to disclose your relationship with and your medical advisory board member's relationship with Dolan Park Hospital. In this regard, we note your disclosure on page 94 and the agreement filed as exhibit 10.20.

Risk Factors, page 14

2. Given your response to prior comment 5 indicating that patients may input personal data onto your app or website, provide us your analysis of whether you face material cybersecurity or personal data privacy risks. For example, it is unclear how using "industry-standard cybersecurity measures" and a "specialized third-party data service

provider" means you do not face risks related to storing personal data through your electronic platforms.

10-Year Prospective Trial: 4- and 7-year Data, page 85

3.   Expand your response to prior comment 9 to tell us the value of the products provided to the trial's participating doctors and whether Regulation S-K Item 404 requires disclosure of the doctors' interest in the trial.

Exhibits

4.   We note your response to prior comment 10; however, the following exhibits or attachments appear to be missing:

- Exhibits B, C and D to exhibits 10.6 and 10.7;
- Exhibits A and C to exhibit 10.10;
- Schedules 1.1, 1.2, 1.3, 2.1, 2.2 and 2.3 to exhibit 10.13;
- Schedules One through Eleven to exhibit 10.14;
- Exhibits 1 through 9 to exhibit 10.15;
- Exhibit One to exhibit 10.16;
- Exhibits A and C to exhibit 10.19; and
- the Data Sheet and Exhibits I and II to exhibit 10.20;

Please file these missing items or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Heather Percival, Senior Attorney, at (202) 551-3498 with any other questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Elton Satusky, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.